MAXIM GROUP LLC

405 Lexington Avenue, 2nd Floor

New York, NY 10174

                                                 June 16, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Larry Spirgel, Esq.

Re:	Vringo, Inc.
Registration Statement on Form S-1 originally filed January 29, 2010 and amended on March 29, 2010, April 15, 2010, May 18, 2010 and June 3, 2010
(File No. 333-164575) (the “Registration Statement”)

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, as representative of the underwriters of the offering, hereby joins the request of Vringo, Inc. that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Thursday, June 17, 2010, at 4:30 p.m., EST, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectus, dated May 18, 2010, and the free writing prospectus, dated June 15, 2010, in connection with the Registration Statement were distributed approximately as follows:

Underwriters and dealers	1,305
Institutional investors	383
Individuals and corporations	350
Total	2,038

The undersigned advises that it complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Jeffrey P. Schultz, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 935-3000.

Securities and Exchange Commission

June 16, 2010

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Executive Managing Director